January 6, 2010

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	U.S. Geothermal Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-163384
Exhibit 5.1

Dear Mr. Owings:

In response to your letter of December 18, 2009 to the Company, we hereby confirm that we concur with the understanding of the staff of the Securities and Exchange Commission that the reference and limitation to “General Corporation Law of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Sincerely,

/s/ Dorsey & Whitney LLP

cc: Kerry Hawkley, U.S. Geothermal Inc.

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